Exhibit 3.1

CATHETER PRECISION, INC.

CERTIFICATE OF AMENDMENT

TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Catheter Precision, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1. The name of the Corporation is Catheter Precision, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 14, 2018.

2. This Certificate of Amendment to Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) amends the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), and has been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”). The amendment set forth in Paragraph 3 below was duly adopted by the Board of Directors of the Corporation in accordance with Section 242(b)(1) of the DGCL, and no meeting or vote of the stockholders of the Corporation was required. The amendment set forth in Paragraph 4 below was duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with Sections 222 and 242 of the DGCL.

3. Article I of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“The name of the Corporation is Flyte Aviation, Inc.”

4. Section 4.1 of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is five hundred ten million shares, consisting of five hundred million shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and ten million shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

Effective at 12:10 a.m., Eastern Time, on October 5, 2026 (the “Effective Time”), each ten shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall be reverse split and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall occur automatically without any further action by the Corporation or by the holders of the shares affected thereby and whether or not the certificates representing such shares immediately prior to the Effective Time (the “Old Certificates”) are surrendered to the Corporation. The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation. No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive a fractional share of Common Stock shall be entitled to receive their pro rata portion of the net proceeds obtained from the aggregation and sale by the exchange agent of the fractional shares resulting from the Reverse Stock Split (reduced by any customary brokerage fees, commissions and other expenses). The disposition of fractional share interests shall be effected by the Corporation by having (x) the exchange agent of the Corporation aggregate such fractional interests, (y) the shares resulting from the aggregation sold and (z) the net proceeds received from the sale allocated and distributed among the holders of the fractional interests on the basis of the relative fractional interests held by stockholders as a result of the Reverse Stock Split. Following the Effective Time, each Old Certificate shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by such Old Certificate shall have been combined and exchanged, subject to the elimination of fractional share interests as described above, until such time as such Old Certificate has been surrendered to the Corporation.”

5. On September 24, 2026, the Board of Directors of the Corporation determined that each ten (10) shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock. The Corporation publicly announced this ratio on September 25, 2026.

6. This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on October 5, 2026.

[Signature page follows]

IN WITNESS WHEREOF, Catheter Precision, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer on October 1, 2026.

CATHETER PRECISION, INC.

By:	/s/ Philip Anderson
Name:	Philip Anderson
Title:	Chief Financial Officer

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